P.E. 6/30/05



jack henry
& ASSOCIATES INC.

2005 Annual Report

AT A GLANCE

JACK HENRY & ASSOCIATES enables financial institutions to execute their dynamic business strategies with technology-driven solutions that are tailored to support their unique growth, service, operational, and performance goals. Our corporate culture fosters services levels that consistently exceed our customers' expectations and produce client retention rates that are among the highest in the industry.

Jack Henry was founded in 1976 as a provider of core information processing solutions for community banks. Today, Jack Henry supports approximately 6,900 diverse financial institutions with core and complementary solutions that blend personal service, contemporary functionality and technology, in-house and outsourced operating environments, and integrity-driven business relationships.

NUMBER OF CLIENTS: 6,900 (rounded to nearest 100)

> 1,700 Core information processing bank clients
> 600 Core information processing credit union clients
> 4,600 Complementary product and service clients

FISCAL YEAR 2005 ACQUISITIONS



Sep. 2004
SELECT PAYMENT
Enterprise payment processing platform
BANC INSURANCE SERVICES
Insurance agency outsourcing
Oct. 2004
VERINEX® TECHNOLOGIES
Biometric security solutions
Nov. 2004
OPTINFO®
Enterprise risk management solutions
Dec. 2005
TWS
Item image processing and ATM deposit/image capture platform
SYNERGY
Intelligent document management solutions
Jan. 2005
STRATIKA
Enterprise-wide profitability solution
Mar. 2005
TANGENT ANALYTICS
Business intelligence solutions

2005 FINANCIAL HIGHLIGHTS




$600 m
$500 m
$400 m
$300 m
$200 m
$100 m
2003
2004
2005

REVENUES

m = $1 million


$90 m
$75 m
$60 m
$45 m
$30 m
$15 m
2003
2004
2005

NET INCOME

m = $1 million


$0.90
$0.75
$0.60
$0.45
$0.30
$0.15
2003
2004
2005

DILUTED EARNINGS PER SHARE ($)


$900 m
$750 m
$600 m
$450 m
$300 m
$150 m
2003
2004
2005

TOTAL ASSETS

m = $1 million


$600 m
$500 m
$400 m
$300 m
$200 m
$100 m
2003
2004
2005

STOCKHOLDERS' EQUITY

m = $1 million


$0.17
$0.16
$0.15
$0.14
$0.13
$0.12
2003
2004
2005

DIVIDENDS PER SHARE ($)


1-2

TO OUR SHAREHOLDERS



JACK PRIM

Chief Executive Officer



TONY WORMINGTON

President



KEVIN WILLIAMS

Chief Financial Officer & Treasurer

JACK HENRY & ASSOCIATES is a leading provider of technology solutions for financial institutions of various sizes and charters. Our integrated solutions enable diverse institutions to execute their business strategies with technology that is tailored to support their dynamic growth, service, operational, and profit goals. These solutions are now processing transactions, automating business processes, and managing mission-critical information for approximately 6,900 financial institutions.

During fiscal year 2005, we strategically focused on:

- Maintaining our company-wide focus on supporting our clients with outstanding service.
- Building, buying, or partnering to introduce the integrated complementary products and services our clients need to support their evolving business strategies.
- Earning new clients for our core, complementary, and recently acquired solutions.
- Acquiring successful businesses that support our focused diversification strategy.
- Retaining, recruiting, and training outstanding associates.
- Making sound business decisions governed by conservative business principles and strict cost controls.

The results of this strategic focus generated another year of solid financial results and company-wide progress. Revenues, earnings, and operating cash flow all reached record highs in fiscal 2005.

During the fiscal year ended June 30, total revenue increased to a record $535.9 million, which represents an increase of 15 percent over last year's revenue. Net income increased 21 percent to $75.5 million or $0.81 per diluted share, as compared to net income of $62.3 million or $0.68 per diluted share reported in fiscal year 2004. We generated strong cash flows from operations of $108 million, return on assets was 10 percent, and return on equity was 16 percent.

Our revenue mix for the year consisted of $82.4 million or 15 percent in software license fees, $364.1 or 68 percent in support and services, and $89.4 million or 17 percent in hardware sales.

Recurring revenue, which provides the financial stability required to support our ongoing growth, was approximately 59 percent in fiscal year 2005 as compared to 57 and 55 percent in fiscal years 2004 and 2003 respectively.

Backlog, or the contracted sales of products and services that were not delivered at fiscal year-end, reached $199.1 million, a four percent increase over the $191.3 million reported last year.

Maintaining our company-wide focus on supporting our clients with outstanding service.

Outstanding service is Jack Henry's primary and sustainable competitive advantage, and we are committed to consistently exceed each client's service-related expectations.

In addition to our ongoing efforts to improve our service levels and further differentiate ourselves competitively, during fiscal year 2005 we introduced jSource, a company-wide customer relationship management (CRM) system that is enhancing our client experience and the efficiency of our service infrastructure. In conjunction with company-wide jSource training, we provided professional service-related training for our customer service representatives.

Jack Henry's success and industry leadership are fundamentally based on our consistency of purpose — to do whatever it takes to maintain the industry's highlest levels of client satisfaction.

We continued to measure client satisfaction using a formal annual survey and more than 50,000 surveys that were initiated by routine customer service requests. The survey results were used to track and trend the depth, quality, and consistency of our service; and to continually refine our service methodology. These survey results again confirmed that our commitment to service excellence continues to produce rewarding levels of client satisfaction and retention.

Building, buying, or partnering to introduce the integrated complementary products and services our clients need to support their evolving business strategies.

We continued to support our clients with the integrated complementary products and services they need to respond to evolving customer and market demands, to expedite speed-to-market with competitive offerings, and to increase efficiency with practical solutions for specific operational issues.

Through internal product development, the acquisition of companies that provide state-of-the-art solutions, and strategic alliances with companies that offer best-of-breed solutions, we continued to introduce client-driven complementary products and services during fiscal year 2005.

We generated record cross sales with our suite of more than 100 complementary solutions, and have a strong and growing pipeline of sales opportunities within our existing client base for these products and services.

Through our ongoing focused research and development, we also determined that our core information processing solutions should be open to support our clients' growing technology requirements. In response, we launched jXchange as an extensive project to deploy a services-oriented architecture on a .NET platform that is used to integrate complementary products to our core systems. The ability to integrate niche products with our technology platforms using this contemporary integration methodology will increase our clients' operating flexibility, and enable them to leverage their existing and future investments in Jack Henry's complementary products as well as third-party products.

Jack Henry will continue to grow organically by aggressively selling its technology to traditional and nontraditional new clients, and cross selling additional products and services to existing clients.

Based on the goal to leverage our company-wide intellectual capital and technology best practices, we conducted joint meetings of our product-specific research and development teams. One result of these meetings was successfully leveraging our business banking functionality to develop robust member business services for our credit union clients. We expect these formal exchanges will generate ongoing economies-of-scale and improve our time-to-market with new functionality.

We will continue to solicit our clients' guidance on the business solutions they need, and introduce technology that further differentiates our products and services, and generates cross-sale opportunities.

Earning new clients for our core, complementary, and recently acquired solutions.

New client sales and cross sales to existing clients are primary growth strategies for Jack Henry. During fiscal year 2005, we again demonstrated the appeal of our core processing platforms by adding diverse new clients nationwide, and by making sales that replaced most major competitive platforms.

In the bank market we continued to add new institutions to our client roster that range from start-up de novo banks to mid-tier institutions. As evidence of our success in the mid-tier market, we are now supporting approximately 15 percent of the domestic banks with assets ranging from $1 billion to $30 billion. We also expanded the vast majority of our existing client relationships with record cross sales of our more than 100 complementary products and services.

In the credit union market we continued to generate significant growth by signing new core clients. Since Jack Henry entered the credit union industry through the acquisition of Symitar in 2000, we have added more new core clients during that period than our five primary competitors combined according to Callahan and Associates, an independent industry research organization. We are now serving more credit unions with assets exceeding $25 million than any other alternative, including 29 of the nation's top 104 credit unions that have assets exceeding $1 billion. We also completed our largest credit union conversion, and generated record cross sales with our suite of complementary products and services.

Through aggressive organic growth and eight acquisitions that support our focused diversification strategy, Jack Henry's client base grew from approximately 5,900 clients to approximately 6,900 during fiscal year 2005.

Backed by Jack Henry's sales support infrastructure and strong brand identity, sales of our recently acquired products and services also began to increase significantly. We will continue to aggressively pursue sales opportunities for these solutions both inside and outside our core client base, and selectively sell them internationally and outside the financial industry.

We expect our proven sales force, targeted sales initiatives, and practical investments in marketing will continue to generate new sales and cross sales of our extensive product and service offering.

Acquiring successful businesses that support our focused diversification strategy.

Jack Henry's previous acquisition strategy primarily focused on companies that provided complementary products and services that could be integrated with our core processing platforms and sold almost exclusively to our existing core clients. However, Jack Henry's growth goals in a consolidating industry required an evolution in this successful acquisition strategy.

Ongoing mergers and acquisitions reduced the number of financial institutions and therefore the number of core processing decisions made each year. In turn, survival of the fittest among core technology providers resulted in a smaller number of strong competitors that offer proven solutions.

In response to these industry-wide challenges, Jack Henry implemented a focused diversification strategy. In fiscal year 2004, we began acquiring companies that provide best-of-breed solutions that can be sold both inside and outside our core client base, and to financial institutions regardless of size and charter. Our focused diversification strategy also targets products and services that can be selectively sold internationally and to non-financial entities, and can be cross sold among the acquired companies' respective clients.

The eight companies acquired during fiscal year 2005 support our focused diversification with state-of-the-art solutions for:

- Payment processing solutions: SELECT PAYMENT PROCESSING, INC.
- Insurance agency outsourcing: BANC INSURANCE SERVICES, INC.
- Biometric security solutions: VERINEX TECHNOLOGIES, INC.
- Enterprise exception management: OPTINFO, INC.
- Item image processing and ATM deposit/image capture platform: TWS, INC.
- Intelligent document management solutions: SYNERGY
- Enterprise-wide profitability solution: STRATIKA
- Business intelligence solutions: TANGENT ANALYTICS, LLC

"IN RESPONSE TO INDUSTRY-WIDE CHALLENGES, JACK HENRY IMPLEMENTED A FOCUSED DIVERSIFICATION STRATEGY THAT INCLUDED ACQUIRING COMPANIES THAT PROVIDE BEST-OF-BREED SOLUTIONS THAT CAN BE SOLD BOTH INSIDE AND OUTSIDE OUR CORE CLIENT BASE, AND TO FINANCIAL INSTITUTIONS REGARDLESS OF SIZE AND CHARTER."

Acquiring successful businesses that support our focused diversification strategy, *continued...*

These companies serve emerging markets with significant growth potential for Jack Henry. Their best-of-breed solutions support our clients' fundamental goals to increase profits, improve processes, increase security, improve access to business intelligence, and capitalize on the evolving payments system.

The acquisition of these companies enables Jack Henry to now support all sectors of the financial services industry — from very small to very large banks, from credit unions to brokerage companies, from domestic to international institutions. This ability to expand our reach beyond our traditional markets and support financial institutions — regardless of size, charter, and core processing platform — materially increases our sales opportunities. The target markets for these innovative solutions includes thousands of financial services organizations for which Jack Henry previously had no appropriate offering.

We also assembled a dedicated sales force, added the necessary support resources, and developed the targeted marketing and sales initiatives needed to capitalize on sales opportunities outside our core client base and outside the financial industry.

Our focused diversification acquisition strategy will continue to target leaders in emerging markets who provide solutions that can be sold to diverse financial services organizations and selectively sold outside the financial industry, who increase our market presence and potential with larger financial institutions, and who enable both Jack Henry and our diverse clients to capitalize on dynamic market trends and opportunities.

But while our disciplined acquisition strategy has evolved, we have maintained a strict focus on our core competency — fully integrated technology solutions for financial institutions — and we will maintain this fundamental focus that has well-served Jack Henry, our clients, and our stockholders for the past 29 years.

MARKET PRESENCE AND POTENTIAL OF PRODUCT AND SERVICE OFFERING FOLLOWING FISCAL YEAR 2005 ACQUISITIONS

Focused diversification positions Jack Henry with products and services that can be utilized by virtually any financial services organization — regardless of size, charter, and core processing platform.

jack henry
& ASSOCIATES INC.

	Community Institutions Start-up to $1 Billion in Assets	Mid-Tier Institutions $1 to $30 Billion in Assets	Tier One Institutions $30+ Billion in Assets	International Institutions	Entities Outside Financial Services
Core banking solutions	■				
Core credit union solutions	■				
Complementary products and services	■				
Enterprise payment processing platform	■				■
Insurance agency outsourcing	■				
Biometric security solutions	■				■
Enterprise risk management solutions	■				■
Item image processing and ATM deposit/image capture platform	■				■
Intelligent document management solutions	■				■
Enterprise-wide profitability solutions	■				
Business intelligence solutions	■				■

Retaining, recruiting, and training outstanding associates.

One of the primary tenets guiding Jack Henry's success during the past 29 years is the value placed on our associates. We fully realize and respect that the delivery of our corporate promise – to always do the right thing and to do whatever it takes to maintain the industry's highest levels of client satisfaction – resides exclusively with the collective contribution of our associates.

Our corporate promise — to always do the right thing and to do whatever it takes to maintain the industry's highest levels of client satisfaction — resides exclusively with the collective contribution of our 2,989 associates (as of June 30, 2005).

Excellent benefits and competitive salaries that reward our expected levels of client satisfaction and retention, comprehensive and convenient Web-based training programs, and a relatively flat management structure collectively contribute to our employee satisfaction which we formally measure with annual surveys.

We will continue to depend on the experience and expertise of each Jack Henry associate to serve our clients, earn new clients, develop innovative business solutions, and sustain our industry leadership.

Making sound business decisions governed by conservative business principles and strict cost controls.

We concluded fiscal year 2005 proud of our commitment to each client, our record financial performance, and our ongoing progress.

We have now entered fiscal year 2006 — our 30th year in business and our 20th year as a public company — financially and strategically positioned to continue this momentum with:

- A large, loyal, and growing client base;
- A fundamental focus on client satisfaction and retention;
- Industry-leading products, services, and technology;
- Substantial and growing market share;
- A solid balance sheet; and
- A well conceived and well executed business strategy focused on increasing revenues, controlling costs, and increasing margins; and governed by conservative business principles and proven performance management.

Jack Henry's strategic position will enable us to expand our client relationships, attract new traditional and nontraditional clients, pursue disciplined acquisitions, and reward our stockholders.

We expect the ability to leverage this strategic position to support the financial industry's technology dependence will continue to generate material opportunities to expand our existing client relationships through the cross sales of additional products and services, to attract new traditional and nontraditional clients, to pursue acquisitions that expand our market presence and potential through focused diversification, and to reward our associates and stockholders.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is quoted on the Nasdaq National Market ("NASDAQ") under the symbol "JKHY". The following table sets forth, for the periods indicated, the high and low sales price per share of the common stock as reported by NASDAQ.

Fiscal 2005	**High**	**Low**
First Quarter	**$20.13**	**$17.17**
Second Quarter	**20.55**	**18.50**
Third Quarter	**21.96**	**17.79**
Fourth Quarter	**19.19**	**15.35**

Fiscal 2004	High	Low
First Quarter	$19.75	$16.25
Second Quarter	22.04	17.46
Third Quarter	21.00	17.70
Fourth Quarter	20.16	17.70

The Company established a practice of paying quarterly dividends at the end of fiscal 1990 and has paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on the common stock for the two most recent fiscal years ended June 30, 2005 and 2004 are as follows:

Fiscal 2005	**Dividend**
First Quarter	**$0.040**
Second Quarter	**0.040**
Third Quarter	**0.045**
Fourth Quarter	**0.045**

Fiscal 2004	Dividend
First Quarter	$0.035
Second Quarter	0.035
Third Quarter	0.040
Fourth Quarter	0.040

The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 17, 2005, there were approximately 49,238 holders of the Company's common stock. On that same date the last sale price of the common shares as reported on NASDAQ was $18.86 per share.

Selected Financial Data

Selected Financial Data
(In Thousands, Except Per Share Data)

Income Statement Data	YEAR ENDED JUNE 30,				
	2005	2004	2003	2002	2001[1]
Revenue [2]	**$ 535,863**	$ 467,415	$ 404,627	$ 396,657	$ 366,903
Net income	**$ 75,501**	$ 62,315	$ 49,397	$ 57,065	$ 55,631
Diluted income per share	**$ 0.81**	$ 0.68	$ 0.55	$ 0.62	$ 0.61
Dividends declared per share	**$ 0.17**	$ 0.15	$ 0.14	$ 0.13	$ 0.11
Balance Sheet Data					
Working capital	**$ 13,710**	$ 85,818	$ 70,482	$ 67,321	$ 65,032
Total assets	**$ 814,153**	$ 653,614	$ 548,575	$ 486,142	$ 433,121
Long-term debt	**$ -**	$ -	$ -	$ -	$ 228
Stockholders' equity	**$ 517,154**	$ 442,918	$ 365,223	$ 340,739	$ 302,504

[1] Revenue for the year ended June 30, 2001, has been restated for the adoption of Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out of Pocket' Expenses Incurred".

[2] Revenue includes license sales, support and service revenues, and hardware sales, less returns and allowances.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

Background and Overview

We provide integrated computer systems for in-house and outsourced data processing to commercial banks, credit unions and other financial institutions. We have developed and acquired banking and credit union application software systems that we market, together with compatible computer hardware, to these financial institutions. We also perform data conversion and software implementation services for our systems and provide continuing customer support services after the systems are implemented. For our customers who prefer not to make an up-front capital investment in software and hardware, we provide our full range of products and services on an outsourced basis through our six data centers and 22 item-processing centers located throughout the United States.

A detailed discussion of the major components of the results of operations follows. All amounts are in thousands and discussions compare fiscal 2005 to fiscal 2004 along with fiscal 2004 to fiscal 2003.

We derive revenues from three primary sources of revenue:

- software licenses;
- support and service fees, which include implementation services; and
- hardware sales, which includes all non-software remarketed products.

Over the last five fiscal years, our revenues have grown from $366,903 in fiscal 2001 to $535,863 in fiscal 2005. Income from continuing operations has grown from $55,631 in fiscal 2001 to $75,501 in fiscal 2005. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop and acquire new products and services for approximately 2,300 customers who utilize our core software systems as of June 30, 2005.

Since the start of fiscal 2001, we have completed 16 acquisitions. All of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates.

License revenue represents the sale and delivery of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

Support and services fees are generated from implementation services contracted with us by the customer, ongoing support services to assist the customer in operating the systems and to enhance and update the software, and from providing outsourced data processing services and ATM and debit card processing services. Outsourcing services are performed through our data and item centers. Revenues from outsourced item and data processing and ATM and debit card processing services are derived from monthly usage fees typically under five-year service contracts with our customers.

Cost of license fees represents the third party vendor costs associated with license fee revenue.

Cost of services represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services, and direct operation costs.

We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers.

We have two business segments: bank systems and services and credit union systems and services. The respective segments include all related license, support and service, and hardware sales along with the related cost of sales.

RESULTS OF OPERATIONS

FISCAL 2005 COMPARED TO FISCAL 2004

Fiscal 2005 showed strong growth in license and support and service revenues and improved gross and operating margins, which allowed us to leverage a 15% increase in total revenue to a 21% increase in net income. The Company has made acquisitions which have had little effect on the results of operations.

REVENUE

License Revenue

	Year Ended June 30,		% Change
	2005	2004	
License	**$ 82,374**	$ 62,593	**+32%**
Percentage of total revenue	**15%**	13%	

License revenue represents the delivery and acceptance of application software systems contracted by us with the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue increased by $19,781 compared to last fiscal year mainly due to growth in delivery and acceptance of software systems within both the bank and credit union segments. Year-to-date license revenue in fiscal 2005 experienced growth in many software solutions. The leading elements were Episys® (our flagship software solution for larger credit unions), third party credit union ancillary software solutions, Silverlake System® (our flagship software solution for larger banks), 4|sight™ (our complementary image solution), and Fraud Detective™ (our anti-fraud and anti-money laundering software solution).

Support and Service Revenue

	Year Ended June 30,		% Change
	2005	2004	
Support and service	**$ 364,076**	$ 311,287	**+17%**
Percentage of total revenue	**68%**	67%	

Year Over Year Change	**$ Change**	**% Change**
In-House Support & Other Services	$ 23,264	16%
EFT Support	15,577	43%
Outsourcing Services	11,016	13%
Implementation Services	2,932	7%
Total Increase	**$ 52,789**	

Support and service revenues are generated from implementation services (including conversion, installation, configuration and training), annual support to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and ATM and debit card processing services.

There was strong growth in all of the support and service revenue components. In-house support and other services increased primarily from additional software licenses sold during the previous twelve months. EFT support, including ATM and debit card transaction processing services, experienced the largest percentage of growth. Our daily transaction counts are rapidly growing as our customers continue to experience consistent organic growth in ATM and debit card transactions as well as strong new customer contracting activity. Outsourcing services for banks and credit unions also continue to drive revenue growth at a strong pace as we add new bank and credit union customers and open new data processing sites. We expect growth in outsourcing to continue as we add services from recent acquisitions to our existing and new customers. Implementation services reflect growth as contracting activity continues for new license implementation as well as merger conversions for our existing customers.

Hardware Revenue

	Year Ended June 30,		% Change
	2005	2004	
Hardware	**$ 89,413**	$ 93,535	**-4%**
Percentage of total revenue	**17%**	20%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue continued to decrease as in prior years due to the overall rising equipment processing power and decreasing equipment prices. There was an increase in servers and the related components. Hardware maintenance revenue which represents 1.9% of the hardware revenue increased due to maintenance contracts acquired relating to acquisitions.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers. These costs are recognized at the same time as the related hardware revenue is recognized. Ongoing operating costs to provide support to our customers are recognized as they are incurred.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2005	2004	
Cost of License	**$ 5,547**	$ 4,738	**+17%**
Percentage of total revenue	**1%**	1%	
License Gross Profit	**$ 76,827**	$ 57,855	**+33%**
Gross Profit Margin	**93%**	92%	
Cost of support and service	**$ 244,097**	$ 207,730	**+18%**
Percentage of total revenue	**46%**	44%	
Support and Service Gross Profit	**$ 119,979**	$ 103,557	**+16%**
Gross Profit Margin	**33%**	33%	
Cost of hardware	**$ 63,769**	$ 66,969	**-5%**
Percentage of total revenue	**12%**	14%	
Hardware Gross Profit	**$ 25,644**	$ 26,566	**-3%**
Gross Profit Margin	**29%**	28%	
TOTAL COST OF SALES	**$ 313,413**	$ 279,437	**+12%**
Percentage of total revenue	**58%**	60%	
TOTAL GROSS PROFIT	**$ 222,450**	$ 187,978	**+18%**
Gross Profit Margin	**42%**	40%	

Cost of license increased for the fiscal year due to more third party reseller agreement software vendor costs. These costs increased primarily in the prior quarters of the current fiscal year. Gross profit margin on license revenue increased slightly due to the associated costs for third party software marketed through reseller agreements. Cost of support and service increased for the year, in line with the support and service revenue increase, primarily due to additional personnel costs and costs relating to the expanding infrastructure (including depreciation, amortization, and maintenance contracts) as compared to the same periods last year. The gross profit margin remained at 33% in support and service for both fiscal years, primarily due to increased headcount relating to support and service, facility costs related to new acquisitions, and depreciation expense of new equipment. Cost of hardware decreased for the year, in line with the decrease in hardware sales, primarily due to the types of equipment sold, with varying vendor incentives in the current year. Incentives and rebates received from vendors fluctuate quarterly and annually due to changing thresholds established by the vendors. Hardware gross profit margin increased minimally due to the number of hardware shipments, sales mix and vendor rebates received throughout the year.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2005	2004	
Selling and marketing	**$ 46,630**	$ 35,964	**+30%**
Percentage of total revenue	**9%**	8%	

Dedicated sales forces, inside sales teams, technical sales support teams and channel partners conduct our sales efforts for our market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services. Our inside sales force markets specific complementary products and services to our existing customers.

For the 2005 fiscal year, selling and marketing expenses increased due to commissions and expenses related to revenue growth with a direct correlation to license and hardware revenue. Sales force head count from acquisitions during fiscal 2005 also contributed to the additional expenses for the year.

Research and Development

	Year Ended June 30,		% Change
	2005	2004	
Research and development	**$ 27,664**	$ 23,674	**+17%**
Percentage of total revenue	**5%**	5%	

We devote significant effort and expense to develop new software; to service products and to continually upgrade and enhance our existing offerings. Typically, we upgrade all of our core and complementary software applications once per year. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

Research and development expenses grew primarily due to employee costs associated with increased headcount for ongoing development of new products and enhancements to existing products, depreciation and equipment maintenance expense and employees added from acquisitions. Research and development expenses remained at 5% of total revenue for both fiscal years.

General and Administrative

	Year Ended June 30,		% Change
	2005	2004	
General and administrative	**$ 29,087**	$ 29,534	**-2%**
Percentage of total revenue	**5%**	6%	

General and administrative expense decreased due to overall cost control measures implemented throughout the year. In addition, General and administrative expenses decreased due to a loss on disposal of assets of approximately $1,000 along with assets being fully depreciated during fiscal 2005.

INTEREST INCOME (EXPENSE)

Interest income increased 16% from $1,006 to $1,162 due primarily to higher interest rates on invested balances. Interest expense increased 263% from $107 to $388 due to borrowings on the revolving bank credit facilities.

PROVISION FOR INCOME TAXES

The provision for income taxes was $44,342 or 37.0% of income before income taxes in fiscal 2005 compared with $37,390 or 37.5% of income before income taxes in fiscal 2004. The decrease in the percentage for fiscal 2005 is due to changes in the estimated state tax rates and from our reevaluation of changes in state tax laws in relationship to our tax structure.

NET INCOME

Net income increased 21% from $62,315, or $0.68 per diluted share in fiscal 2004 to $75,501, or $0.81 per diluted share in fiscal 2005.

FISCAL 2004 COMPARED TO FISCAL 2003

Fiscal 2004 showed strong growth in revenues and improved gross and operating margins, which allowed us to leverage a 16% increase in revenues to a 26% increase in net income.

REVENUE

License Revenue

	Year Ended June 30, 2004	Year Ended June 30, 2003	% Change
License	$ 62,593	$ 48,284	+30%
Percentage of total revenue	13%	12%	

License revenue represents the delivery and acceptance of application software systems contracted with us by the customer. We license our proprietary software products under standard license agreements that typically provide the customer with a non-exclusive, non-transferable right to use the software on a single computer and for a single financial institution location.

License revenue grew by $14,309 compared to last fiscal year due to increased delivery of software relating to the timing of installations.

Support and Service Revenue

	Year Ended June 30, 2004	Year Ended June 30, 2003	% Change
Support and service	$ 311,287	$ 260,452	+20%
Percentage of total revenue	67%	64%	

Year Over Year Change	$ Change	% Change
In-House Support & Other Services	$ 23,867	19%
EFT Support	9,557	36%
Outsourcing Services	11,849	17%
Implementation Services	5,562	15%
Total Increase	$ 50,835	

Support and service revenues are generated from implementation services (including conversion, implementation, configuration and training), annual support services to assist the customer in operating their systems and to enhance and update the software, outsourced data processing services and EFT support (including ATM and debit card processing services).

In-house support and other services increased due to our continued implementation of core and complementary products during the fiscal year, for which most of these customers contract for ongoing support service, beginning upon final implementation. Outsourcing services experienced growth in volume with existing customers and installations of new customers, which led to expansion of our data centers. EFT services (including ATM and debit card processing) were offered to the credit union segment this year, which contributed to the growth. Implementation services grew over the prior year correlating to the increase of license revenue. Recurring revenue (support and service revenue less implementation services) increased to 57% of total revenue in fiscal 2004 from 55% of total fiscal 2003 revenue.

Hardware Revenue

	Year Ended June 30, 2004	Year Ended June 30, 2003	% Change
Hardware	$ 93,535	$ 95,891	-2%
Percentage of total revenue	20%	24%	

The Company has entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware, hardware maintenance and related services to our customers. Revenue related to hardware sales is recognized when the hardware is shipped to our customers.

Hardware revenue remained relatively flat year over year, while decreasing to 20% of revenues compared with 24% of fiscal 2003 revenues primarily due to the increase in our license revenue and expansion and growth in our support and service revenue for the year.

COST OF SALES AND GROSS PROFIT

Cost of license represents the cost of software from third party vendors through remarketing agreements. These costs are recognized when license revenue is recognized. Cost of support and service represents costs associated with conversion and implementation efforts, ongoing support for our in-house customers, operation of our data and item centers providing services for our outsourced customers, ATM and debit card processing services and direct operating costs. These costs are recognized as they are incurred. Cost of hardware consists of the direct and related costs of purchasing the equipment from the manufacturers and delivery to our customers, plus the ongoing operating costs to provide support to our customers. These costs are recognized at the same time as the related hardware revenue is recognized.

Cost of Sales and Gross Profit

	Year Ended June 30,		% Change
	2004	2003	
Cost of License	$ 4,738	$ 3,890	+22%
Percentage of total revenue	1%	1%	
License Gross Profit	$ 57,855	$ 44,394	+30%
Gross Profit Margin	92%	92%	
Cost of support and service	$ 207,730	$ 178,256	+17%
Percentage of total revenue	44%	44%	
Support and Service Gross Profit	$ 103,557	$ 82,196	+26%
Gross Profit Margin	33%	32%	
Cost of hardware	$ 66,969	$ 69,145	-3%
Percentage of total revenue	14%	17%	
Hardware Gross Profit	$ 26,566	$ 26,746	-1%
Gross Profit Margin	28%	28%	
TOTAL COST OF SALES	$ 279,437	$ 251,291	+11%
Percentage of total revenue	60%	62%	
TOTAL GROSS PROFIT	$ 187,978	$ 153,336	+23%
Gross Profit Margin	40%	38%	

The increase in total cost of sales is primarily due to a 12% increase in employee related expenses for increased headcount and a 24% increase in depreciation and amortization expense included in the cost of support and service. This is due mainly to our efforts to continue improving operating efficiencies by investing and upgrading technology equipment. Both fiscal years' cost of support and service remained constant at 44% of total revenue. Cost of license increased mainly due to obligations to third party vendors for the software we resell. The decrease in cost of hardware correlates to the decrease in hardware revenue.

Gross margin increased from 38% to 40% in fiscal 2004 due to overall increase in revenue while exercising cost control. Gross margin on license revenue remained consistent at 92% for both fiscal years. The gross profit improvement is due to a significant increase in the delivery of the Company's core and complementary software licenses. For fiscal 2004, delivery of third party license revenue and cost remained flat when compared with fiscal 2003. The increase in gross margin for support and service is primarily due to increased volumes, increased number of customers, and continued leveraging of resources of employees and equipment in our outsourcing and ATM/Debit card processing services.

Hardware gross margin for fiscal 2004 and fiscal 2003 remained even at 28%.

OPERATING EXPENSES

Selling and Marketing

	Year Ended June 30,		% Change
	2004	2003	
Selling and marketing	$ 35,964	$ 30,664	+17%
Percentage of total revenue	8%	8%	

Dedicated sales forces, inside sales teams, and technical sales support teams conduct our sales efforts for our two market segments, and are overseen by regional sales managers. Our sales executives are responsible for pursuing lead generation activities for new core customers. Our account executives nurture long-term relationships with our client base and cross sell our many complementary products and services. Our inside sales force markets specific complementary products and services to our existing customers.

The increase in selling and marketing expenses relates to higher employee related expenses in fiscal 2004 compared with fiscal 2003, which is relatively in line with the growth in revenue.

Research and Development

	Year Ended June 30,		% Change
	2004	2003	
Research and development	$ 23,674	$ 15,892	+49%
Percentage of total revenue	5%	4%	

We devote significant effort and expense to develop new software, service products and continually upgrade and enhance our existing offerings. Typically, we upgrade all of our core and complementary software applications annually. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven.

The increase in research and development expense is primarily attributable to a 45% increase in employee related expenses. The increase includes standard salary increases along with additional employee headcount for ongoing development of new products and enhancements to existing products in both segments of our business.

General and Administrative

	Year Ended June 30,		% Change
	2004	2003	
General and administrative	$ 29,534	$ 29,509	<1%
Percentage of total revenue	6%	7%	

General and administrative expenses remained flat year over year. This is due to overall cost control measures implemented throughout the year.

INTEREST INCOME (EXPENSE)

Interest income increased 60% from $630 to $1,006 due to higher invested balances. Interest expense decreased 3% from $110 in fiscal 2003 to $107 in fiscal 2004.

PROVISION FOR INCOME TAXES

The provision for income taxes was $37,390 or 37.5% of income before income taxes in fiscal 2004 compared with $28,394, or 36.5% of income before income taxes in fiscal 2003. The increase in the percentage for fiscal 2004 is due to changes in various state tax laws and the allocation of income amongst states.

NET INCOME

Net income increased 26% from $49,397, or $0.55 per diluted share in fiscal 2003 to $62,315, or $0.68 per diluted share in fiscal 2004.

BUSINESS SEGMENT DISCUSSION

Bank Systems and Services

	2005	% Increase	2004	% Increase	2003
Revenue	**$428,695**	12%	$382,084	11%	$343,127
Gross Profit	**$181,792**	18%	$154,646	15%	$134,995
Gross Profit Margin	**42%**		40%		39%

The revenue increase in the bank systems and services business segment is primarily due to improved license sales for most products and continued growth in support and service revenue. Gross profit increased due to growth in license and support and service revenue, which carry a higher gross profit margin. There was a decrease in hardware revenue, which usually carries a lower gross profit margin. The mix of revenue combined with improved procedures and overall cost controls allowed us to leverage our resources, resulting in a steady increase to our profit margin year over year.

In fiscal 2004, revenues in the bank systems and services business segment increased primarily due to improved license sales for most products and continued growth in support and service revenue. Gross profit in this business segment increased due to the revenue mix, combined with improved procedures and overall cost controls.

Credit Union Systems and Services

	2005	% Increase	2004	% Increase	2003
Revenue	**$107,168**	26%	$85,331	39%	$61,500
Gross Profit	**$40,658**	22%	$33,332	82%	$18,341
Gross Profit Margin	**38%**		39%		30%

Revenues in the credit union systems and services business segment increased substantially in fiscal 2005 from fiscal 2004. This increase is mainly due to strong growth in support and service revenue from new services introduced in the prior year, with the outsourced area experiencing the greatest increase. Gross profit in this business segment decreased slightly in fiscal 2005 from fiscal 2004 mainly due to the decrease in hardware margin relating to the sales mix and vendor rebates.

Revenues in the credit union systems and services business segment increased in fiscal 2004 from fiscal 2003 primarily due to improved license sales and strong growth in support and service revenue from new services introduced this year. Gross profit in this business segment increased in fiscal 2004 from fiscal 2003 due to additional products and services sold which carry a higher gross profit margin, continued leverage of existing resources, improved processes and procedures combined with overall cost controls.

LIQUIDITY AND CAPITAL RESOURCES

We have historically generated positive cash flow from operations and have generally used existing resources and funds generated from operations to meet capital requirements. We expect this trend to continue in the future.

The Company's cash and cash equivalents decreased to $11,608 at June 30, 2005, from $53,758 at June 30, 2004. Cash provided by operations decreased $4,534 to $108,275 for the fiscal year ended June 30, 2005 as compared to $112,809 for the fiscal year ended June 30, 2004. The decrease consists of an increase in net income of $13,186, an increase in depreciation and amortization expense of $5,371, a total decrease of $1,479 in deferred income taxes, loss on disposal of property and equipment and other expenses. Net income was affected by the following items: $17,120 in the use of trade receivables, $8,651 in prepaid expenses, $5,520 in accounts payable and accrued expenses, $6,236 in deferred revenues and a decrease of $7,597 in accrued income taxes.

Cash used in investing activities for the fiscal year ended June 2005 was $185,062, which included capital expenditures of $58,046, primarily for a new building in Allen, TX of $13,000, computer equipment and software of $28,300, and building infrastructure within the company. Acquisitions of eight companies, which expanded our product offerings and expanded our potential market, used $119,501 in fiscal 2005, while $7,846 was used for software development costs. Financing activities generated cash of $34,637, primarily from the proceeds from issuance of stock upon exercise of stock options of $14,264, the sale of common stock of $781 and a short term note payable of $45,000. Generated cash was offset by dividends paid to stockholders of $15,456 and the purchase of treasury stock of $9,952.

In 2001, the Company's Board of Directors approved a stock buyback of the Company's common stock of up to 3.0 million shares, and approved an increase to 6.0 million shares in 2002. Through fiscal 2004, a total of 3,009,384 shares had been repurchased by the Company under these authorizations. Repurchases through fiscal 2004 were funded with cash from operations.

During fiscal 2004 there were 2,009,694 shares and 37,776 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively. At June 30, 2004, there were 315,651 shares remaining in treasury stock.

During fiscal 2005 there were 306,027 shares and 9,624 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively, depleting the existing treasury shares.

In April 2005, the Board of Directors increased the existing stock repurchase authorization by 2.0 million shares. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. As of June 30, 2005, 553,300 shares had been repurchased during the fiscal year for $9,952. At June 30, 2005, there were 553,300 shares remaining in treasury stock and the Company had the remaining authority to repurchase up to 4,437,316 shares.

Subsequent to June 30, 2005, the Company's Board of Directors declared a cash dividend of $.045 per share on its common stock payable on September 19, 2005, to stockholders of record on September 8, 2005. Current funds from operations are adequate for this purpose. The Board has indicated that it plans to continue paying dividends as long as the Company's financial picture continues to be favorable.

The Company renewed a bank credit line on March 22, 2005 which provides for funding of up to $8,000 and bears interest at the prime rate (6.00% at June 30, 2005). The credit line expires March 22, 2006 and is secured by $1,000 of investments. At June 30, 2005, no amount was outstanding.

In October 2004, the Company renewed a bank credit line that provided for funding up to $25,000 and bore interest at a variable LIBOR-based rate. At March 31, 2005, there was a 30-day note outstanding for $14,000 under such credit line. The credit line was terminated and the outstanding note of $14,000 was paid in full on April 19, 2005, using the proceeds of a loan under a new unsecured revolving bank credit facility, entered into on the same date.

The new unsecured revolving bank credit facility allows borrowing of up to $150,000, which may be increased by the Company at any time in the next three years to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus ½% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The new unsecured revolving credit line terminates April 19, 2010. At June 30, 2005, the revolving bank credit facility balance was $45,000.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

At June 30, 2005 the Company's total off-balance sheet contractual obligations were $14.3 million. This balance consists of $9.7 million of long-term operating leases for various facilities which expire from 2006 to 2011 and the remaining $4.6 million is for purchase commitments related to property and equipment. The Company also has contingent earn-out obligations of up to $28.4 million to the sellers in three acquisitions completed during fiscal year 2005. These amounts are payable over three to five years based variously upon gross revenues, net earnings and net operating income achieved by the individual acquired business units.

The Company's new unsecured revolving bank credit facility allows borrowing of up to $150,000, which may be increased at any time in the next three years to $225,000. The unsecured revolving credit line terminates on April 19, 2010. At June 30, 2005 the revolving bank credit facility balance was $45,000. The balance was subsequently paid in full on August 8, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (R), "Share-Based Payment" ("SFAS 123(R)"), a revision of SFAS 123. SFAS 123 (R) supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS 95"). SFAS 123(R) is similar to the approach described in SFAS 123 except that SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income, in lieu of pro forma disclosure as provided above. SFAS 123 (R) is effective for fiscal periods beginning after June 15, 2005. The Company adopted the provisions of SFAS 123 (R) as of July 1, 2005, the first day of fiscal 2006 and currently intends to use the modified-prospective method and use the Black-Scholes model for estimating the fair value of equity compensation.

In December 2004, the FASB issued SFAS No. 153 ("SFAS 153"), *Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29,* effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and therefore effective for the Company on July 1, 2005. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position 109-1, "*Application on FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004*" ("FSP 109-1"). FSP 109-1 clarifies how to apply Statement No. 109 to the new law's tax deduction for income attributable to "Domestic production activities." The Company is currently evaluating the impact of the new law.

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No.3*" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Company derives revenues from the following sources: license fees, support and service fees and hardware sales.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended by SOP 98-9, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Software implementation services are generally for training, implementation, and configuration of licensed software. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally, for implementation services under $50,000, revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions were processed or the services were rendered.

Hardware Revenue. Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. VSOE of fair value is determined based on pricing used when the items are sold separately. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

Depreciation and Amortization Expense

The calculation of depreciation and amortization expense is based on the estimated economic lives of the underlying property, plant and equipment and intangible assets, which have been examined for their useful life and determined that no impairment exists. We believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, but rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company's future consolidated operating results. All long lived assets are tested for valuation and potential impairment on a scheduled annual basis.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, the matters detailed in "Risk Factors" in Item 1 of the Company's 2005 Form 10-K annual report filed with the Securities and Exchange Commission. Undue reliance should not be placed on the forward-looking statements. The Company does not undertake any obligation to publicly update any forward-looking statements.

Potential risks and uncertainties which could adversely affect the Company include: the financial health of the banking industry, our ability to continue or effectively manage growth, adapting our products and services to changes in technology, changes in our strategic relationships, price competition, loss of key employees, consolidation in the banking industry, increased government regulation, network or internet security problems, declining computer hardware prices, and operational problems in our outsourcing facilities and others listed in "Risk Factors" of Item 1 of the Company's 2005 Form 10-K.

Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers and interest risk on investments in U.S. government securities. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse effect on our consolidated financial position or results of operations.

Financial Statements and Supplementary Data

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and subsidiaries (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates and subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 12, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

September 12, 2005

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Jack Henry & Associates, Inc.'s internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Jack Henry & Associates, Inc. management assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of June 30, 2005, the company's internal control over financial reporting is effective based on those criteria.

Jack Henry & Associates, Inc. independent registered public accounting firm has issued an audit report on our assessment of the company's internal control over financial reporting, which report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Jack Henry & Associates, Inc.
Monett, Missouri

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Jack Henry & Associates, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2005 of the Company and our report dated September 12, 2005 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

September 12, 2005

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	YEAR ENDED JUNE 30,		
	2005	2004	2003
REVENUE			
License	$ 82,374	$ 62,593	$ 48,284
Support and service	364,076	311,287	260,452
Hardware	89,413	93,535	95,891
Total	535,863	467,415	404,627
COST OF SALES			
Cost of license	5,547	4,738	3,890
Cost of support and service	244,097	207,730	178,256
Cost of hardware	63,769	66,969	69,145
Total	313,413	279,437	251,291
GROSS PROFIT	222,450	187,978	153,336
OPERATING EXPENSES			
Selling and marketing	46,630	35,964	30,664
Research and development	27,664	23,674	15,892
General and administrative	29,087	29,534	29,509
Total	103,381	89,172	76,065
OPERATING INCOME	119,069	98,806	77,271
INTEREST INCOME (EXPENSE)			
Interest income	1,162	1,006	630
Interest expense	(388)	(107)	(110)
Total	774	899	520
INCOME BEFORE INCOME TAXES	119,843	99,705	77,791
PROVISION FOR INCOME TAXES	44,342	37,390	28,394
NET INCOME	$ 75,501	$ 62,315	$ 49,397
Diluted net income per share	$ 0.81	$ 0.68	$ 0.55
Diluted weighted average shares outstanding	92,998	91,859	89,270
Basic net income per share	$ 0.83	$ 0.70	$ 0.56
Basic weighted average shares outstanding	90,891	89,325	87,866

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	JUNE 30, 2005	JUNE 30, 2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,608	$ 53,758
Investments, at amortized cost	993	998
Receivables	209,922	169,873
Prepaid expenses and other	14,986	14,023
Prepaid cost of product	20,439	19,086
Deferred income taxes	2,345	1,320
Total current assets	260,293	259,058
PROPERTY AND EQUIPMENT, net	243,191	215,100
OTHER ASSETS:		
Prepaid cost of product	10,413	6,758
Computer software, net of amortization	29,488	18,382
Other non-current assets	6,868	5,791
Customer relationships, net of amortization	68,475	61,368
Trade names	4,010	4,029
Goodwill	191,415	83,128
Total other assets	310,669	179,456
Total assets	$ 814,153	$ 653,614
LIABILITES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 15,895	$ 9,171
Accrued expenses	24,844	21,509
Accrued income taxes	3,239	6,258
Note payable	45,000	-
Deferred revenues	157,605	136,302
Total current liabilities	246,583	173,240
LONG TERM LIABILITIES:		
Deferred revenues	13,331	8,694
Deferred income taxes	37,085	28,762
Total long term liabilities	50,416	37,456
Total liabilities	296,999	210,696
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	-	-
Common stock - $0.01 par value: 250,000,000 shares authorized;		
Shares issued at 06/30/05 were 92,050,778		
Shares issued at 06/30/04 were 90,519,856	920	905
Additional paid-in capital	195,878	175,706
Retained earnings	330,308	271,433
Less treasury stock at cost		
553,300 shares at 06/30/05, 315,651 shares at 06/30/04	(9,952)	(5,126)
Total stockholders' equity	517,154	442,918
Total liabilities and stockholders' equity	$ 814,153	$ 653,614

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	YEAR ENDED JUNE 30,		
	2005	2004	2003
PREFERRED SHARES:	**-**	-	-
COMMON SHARES:			
Shares, beginning of year	**90,519,856**	90,519,856	90,519,856
Shares issued upon exercise of stock options	**1,381,085**	-	-
Shares issued for Employee Stock Purchase Plan	**32,111**	-	-
Shares issued in acquisition	**117,726**	-	-
Shares, end of year	**92,050,778**	90,519,856	90,519,856
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	**$ 905**	$ 905	$ 905
Shares issued upon exercise of stock options	**14**	-	-
Shares issued for Employee Stock Purchase Plan	**-**	-	-
Shares issued in acquisition	**1**	-	-
Balance, end of year	**$ 920**	$ 905	$ 905
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	**$ 175,706**	$ 169,299	$ 168,061
Shares issued upon exercise of stock options	**14,250**	21,661	3,539
Shares issued for Employee Stock Purchase Plan	**780**	719	771
Shares issued in acquisition	**2,240**	-	-
Tax benefit on exercise of stock options	**6,858**	6,408	1,227
Cost of treasury shares reissued	**(3,956)**	(22,381)	(4,299)
Balance, end of year	**$ 195,878**	$ 175,706	$ 169,299
RETAINED EARNINGS:			
Balance, beginning of year	**$ 271,433**	$ 233,396	$ 201,162
Net income	**75,501**	62,315	49,397
Reissuance of treasury shares	**(1,170)**	(10,870)	(4,873)
Dividends (2005- $0.17 per share; 2004-$0.15 per share; 2003-$0.14 per share)	**(15,456)**	(13,408)	(12,290)
Balance, end of year	**$ 330,308**	$ 271,433	$ 233,396
TREASURY STOCK:			
Balance, beginning of year	**$ (5,126)**	$ (38,377)	$ (29,389)
Purchase of treasury shares	**(9,952)**	-	(18,165)
Reissuance of treasury shares upon exercise of stock options	**4,970**	32,638	8,187
Reissuance of treasury shares for Employee Stock Purchase Plan	**156**	613	990
Balance, end of year	**$ (9,952)**	$ (5,126)	$ (38,377)
TOTAL STOCKHOLDERS' EQUITY	**$ 517,154**	$ 442,918	$ 365,223

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	YEAR ENDED JUNE 30,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 75,501**	$ 62,315	$ 49,397
Adjustments to reconcile net income from continuing operations to cash from operating activities:			
Depreciation	**29,795**	26,790	24,025
Amortization	**9,116**	6,750	6,169
Deferred income taxes	**5,275**	5,588	7,940
(Gain) loss on disposal of property and equipment	**1,058**	2,293	(29)
Other, net	**-**	(69)	671
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables	**(35,017)**	(17,897)	(19,675)
Prepaid expenses, prepaid cost of product, and other	**(7,015)**	1,636	(647)
Accounts payable	**5,160**	(471)	555
Accrued expenses	**3,303**	3,414	5,896
Income taxes (including tax benefit of $6,858, $6,408, and $1,227 from exercise of stock options)	**4,190**	11,787	1,428
Deferred revenues	**16,909**	10,673	23,131
Net cash from operating activities	**108,275**	112,809	98,861
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net	**(119,501)**	(48,288)	(6,537)
Capital expenditures	**(58,046)**	(49,141)	(45,958)
Purchase of investments	**(4,976)**	(3,991)	(3,988)
Purchase of customer contracts	**-**	-	(304)
Proceeds from sale of property and equipment	**170**	971	38
Proceeds from investments	**5,000**	4,633	4,000
Computer software developed	**(7,846)**	(4,409)	(5,162)
Other, net	**137**	188	(561)
Net cash from investing activities	**(185,062)**	(100,037)	(58,472)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock upon exercise of stock options	**14,264**	21,661	3,539
Proceeds from sale of common stock, net	**781**	719	776
Dividends paid	**(15,456)**	(13,408)	(12,290)
Note payable	**45,000**	-	-
Purchase of treasury stock	**(9,952)**	-	(18,165)
Net cash from financing activities	**34,637**	8,972	(26,140)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ (42,150)**	$ 21,744	$ 14,249
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 53,758**	$ 32,014	$ 17,765
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 11,608**	$ 53,758	$ 32,014

See notes to consolidated financial statements.

(In Thousands, Except Share and Per Share Amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and Subsidiaries ("JHA" or the "Company") is a leading provider of integrated computer systems that has developed and acquired a number of banking and credit union software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide together with computer equipment (hardware) and by providing the conversion and software implementation services for a financial institution to utilize a JHA software system. JHA also provides continuing support and services to customers using in-house or outsourced systems.

CONSOLIDATION

The consolidated financial statements include the accounts of JHA and all of its subsidiaries, which are wholly- owned, and all significant intercompany accounts and transactions have been eliminated.

STOCK OPTIONS

In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), no compensation expense is recorded for stock options or other stock-based awards that are granted to employees with an exercise price equal to or above the common stock price on the grant date.

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes fair value as the measurement basis for equity instruments issued in exchange for goods or services and stock-based compensation plans. Fair value may be measured using quoted market prices, option-pricing models or other reasonable estimation methods. SFAS 123 permits the Company to choose between adoption of the fair value based method or disclosing pro forma net income (loss) information. The Statement was effective for transactions entered into after December 31, 1995. Through fiscal 2005, the Company accounted for stock-based compensation in accordance with APB 25, as amended, and provides below the pro forma disclosures required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure" ("SFAS 148").

Pro forma information regarding net income and net income per share is required by SFAS 123. The Company computes fair value for this purpose using the Black-Scholes option valuation model. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

The weighted average fair value of options granted was $6.97, $7.43 and $4.68 for 2005, 2004, and 2003, respectively, using the Black-Scholes option pricing model. The assumptions used in this model to estimate fair value and resulting values are as follows:

	Year Ended June 30,		
	2005	2004	2003
Weighted Average Assumptions:			
Expected life (years)	**3.53**	3.88	4.35
Volatility	**48%**	53%	55%
Risk free interest rate	**3.1%**	1.6%	1.3%
Dividend yield	**0.88%**	0.75%	1.16%

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS 123 (in thousands, except per share amounts):

		Year Ended June 30,		
		2005	2004	2003
Net income, as reported		**$ 75,501**	$ 62,315	$ 49,397
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		**1,614**	7,187	6,572
Pro forma net income		**$ 73,887**	$ 55,128	$ 42,825
Diluted net income per share	As reported	**$ 0.81**	$ 0.68	$ 0.55
	Pro forma	**$ 0.79**	$ 0.60	$ 0.48
Basic net income per share	As reported	**$ 0.83**	$ 0.70	$ 0.56
	Pro forma	**$ 0.81**	$ 0.62	$ 0.49

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment" ("SFAS 123(R)"), a revision of SFAS 123. SFAS 123 (R) supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS 95"). SFAS 123(R) is similar to the approach described in SFAS 123 except that SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income, in lieu of pro forma disclosure as provided above. SFAS 123 (R) is effective for fiscal periods beginning after June 15, 2005. The Company adopted the provisions of SFAS 123 (R) as of July 1, 2005, the first day of fiscal 2006 and currently intends to use the modified-prospective method and use the Black-Scholes model for estimating the fair value of equity compensation.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 Stock Option Plan ("1996 SOP") that had exercised prices higher than the market price on such date.. As a result of this action, the vesting of 201,925 options was accelerated by an average of 15 months. No other changes to these options were made. The weighted average exercise price of these accelerated options is $21.15, and exercise prices of the affected options range from $18.64 to $25.00. The accelerated options constitute only 2.1% of the company's outstanding options. No options held by any directors or executive officers of the Company were accelerated or affected in any manner by this action.

The purpose of accelerating vesting of the options was to enable the Company to reduce the impact of recognizing future compensation expense associated with these options upon adoption of SFAS 123(R). Commencing with the Company's fiscal year that begins July 1, 2005, SFAS 123(R) will require that the Company recognize compensation expense equal to the fair value of equity-based compensation awards over the vesting period of each such award. The aggregate pre-tax expense for the shares subject to acceleration that, absent the acceleration of vesting, would have been reflected in the Company's consolidated financial statements beginning in fiscal 2006 is estimated to be a total of approximately $802 (approximately $510 in fiscal 2006, approximately $185 in fiscal 2007, approximately $89 in fiscal 2008 and approximately $18 in fiscal 2009). See "Recent Accounting Pronouncements," below for additional information related to stock options.

For options currently outstanding, the adoption of the fair value method under SFAS 123(R) is not expected to have a significant impact on the Company's consolidated statements of income and, the Company's overall financial position will not be affected by the adoption of SFAS 123(R). The actual impact of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and other factors.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions," and clarified by Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," SAB 104, "Revenue Recognition," and Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Company derives revenues from the following sources: license fees, support and service fees and hardware sales. There are no rights of return, condition of acceptance or price protection in the Company's sales contracts.

License Fee Revenue. For software license agreements that do not require significant modification or customization of the software, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the license fee is fixed and determinable and collection is probable. The Company's software license agreements generally include multiple products and services or "elements." None of these elements are deemed to be essential to the functionality of the other elements. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on Vendor Specific Objective Evidence ("VSOE") of fair value. Fair value is determined for license fees based upon the price charged when sold separately. In the event that we determine that VSOE does not exist for one or more of the delivered elements of a software arrangement, but does exist for all of the undelivered elements, revenue is recognized the residual method allowed by SOP 98-9. Under the residual method, a residual amount of the total arrangement fee is recognized as revenue for the delivered elements after the established fair value of all undelivered elements has been deducted.

Support and Service Fee Revenue. Software implementation services are generally for training, implementation, and configuration of licensed software. These services are not considered essential to the functionality of the related software. VSOE of fair value is established by pricing used when these services are sold separately. Generally, for implementation services under $50,000, revenue is recognized when services are completed. On certain larger implementations, revenue is recognized based on milestones during the implementation. Milestones are triggered by tasks completed or based on direct labor hours.

Maintenance support revenue is recognized pro-rata over the contract period, typically one year. VSOE of fair value is determined based on contract renewal rates.

Outsourced data processing services and ATM, debit card, and other transaction processing services revenues are recognized in the month the transactions are processed or the services are rendered.

Hardware Revenue. Hardware revenue is recognized upon delivery to the customer, when title and risk of loss are transferred. VSOE of fair value is determined based on pricing used when the items are sold separately. The Company also remarkets maintenance contracts on hardware to our customers. Hardware maintenance revenue is recognized ratably over the agreement period.

PREPAID COST OF PRODUCT

Costs for remarketed hardware and software maintenance contracts, which are prepaid, are recognized ratably over the life of the contract, generally one to five years, with the related revenue amortized from deferred revenues.

DEFERRED REVENUES

Deferred revenues consist primarily of prepaid annual software support fees and prepaid hardware maintenance fees. Hardware maintenance contracts are multi-year; therefore, the deferred revenue and maintenance are classified in accordance with the terms of the contract. Software and hardware deposits received are also reflected as deferred revenues.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. The Company's amortization policy for these capitalized costs is to amortize the costs in accordance with SFAS 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Generally, these costs are initially amortized on a straight-line basis, and are monitored on a regular basis to assess that the amortization method is still appropriate and that the remaining estimated life of the asset is reasonable (generally five to ten years).

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

INVESTMENTS

The Company invests its cash that is not required for current operations primarily in U.S. government securities and money market accounts. The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

The amortized cost of held-to-maturity securities is $993 and $998 at June 30, 2005 and 2004, respectively. Fair market values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of goodwill and trade names, over an estimated economic benefit period, generally five to twenty years, using the straight-line method.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill and trade names for impairment of value on an annual basis and between annual tests if events or changes in circumstances indicate that the asset might be impaired.

COMPREHENSIVE INCOME

Comprehensive income for each of the three years ended June 30, 2005 equals the Company's net income.

BUSINESS SEGMENT INFORMATION

In accordance with SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, the Company's operations are classified as two business segments: bank systems and services and credit union systems and services (see Note 13). Revenue by type of product and service is presented on the face of the consolidated statements of income. Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

In 2001, the Company's Board of Directors approved a stock buyback of the Company's common stock of up to 3.0 million shares, and approved an increase to 6.0 million shares in 2002. Through fiscal 2004, a total of 3,009,384 shares had been repurchased by the Company under these authorizations. Repurchases through fiscal 2004 were funded with cash from operations.

During fiscal 2004 there were 2,009,694 shares and 37,776 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively. At June 30, 2004, there were 315,651 shares remaining in treasury stock.

During fiscal 2005 there were 306,027 shares and 9,624 shares reissued from treasury stock for the shares exercised under the employee stock option plan and purchased under the employee stock purchase plan, respectively.

In April 2005, the Board of Directors increased the existing stock repurchase authorization by 2.0 million shares to 8.0 million shares. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facility. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. As of June 30, 2005, 553,300 shares had been repurchased during the fiscal year for $9,952. At June 30, 2005, there were 553,300 shares remaining in treasury stock and the Company had the remaining authority to repurchase up to 4,437,316 shares.

INCOME PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options (see Note 10).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment" ("SFAS 123(R)"), a revision of SFAS 123. SFAS 123 (R) supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95 "Statement of Cash Flows" ("SFAS 95"). SFAS 123(R) is similar to the approach described in SFAS 123 except that SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income, in lieu of pro forma disclosure as provided above. SFAS 123 (R) is effective for fiscal periods beginning after June 15, 2005. The Company adopted the provisions of SFAS 123 (R) as of July 1, 2005, the first day of fiscal 2006 and currently intends to use the modified-prospective method and use the Black-Scholes model for estimating the fair value of equity compensation.

In December 2004, the FASB issued SFAS No. 153 ("SFAS 153"), *Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29,* effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and therefore effective for the Company on July 1, 2005. SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position 109-1, *"Application on FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004"* ("FSP 109-1"). FSP 109-1 clarifies how to apply Statement No. 109 to the new law's tax deduction for income attributable to "Domestic production activities." The Company is currently evaluating the impact of the new law on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No.3"* ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values for held-to-maturity securities are based on quoted market prices. For all other financial instruments, including amounts receivable or payable and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 3: PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30,		
	2005	2004	Estimated Useful Life
Land	**$ 15,598**	$ 9,458	
Land improvements	**17,873**	16,418	5-20 years
Buildings	**80,790**	59,984	25-30 years
Leasehold improvements	**16,140**	13,103	5-10 years [1]
Equipment and furniture	**133,931**	108,703	5-8 years
Aircraft and equipment	**50,523**	49,478	8-10 years
Construction in progress	**19,681**	32,218	
	334,536	289,362	
Less accumulated depreciation	**91,345**	74,262	
Property and equipment, net	**$ 243,191**	$ 215,100	

[1] Lesser of lease term or economic life

At June 30, 2005 and 2004, the Company had commitments of approximately $4,600 and $6,900, respectively, to purchase property and equipment.

NOTE 4: OTHER ASSETS

Changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2004, by reportable segments, are:

	Banking Systems and Services	Credit Union Systems and Services	Total
Balance, as of July 1, 2003	$ 27,314	$ 17,229	$ 44,543
Goodwill acquired during the year	38,585	-	38,585
Balance, as of June 30, 2004	65,899	17,229	83,128
Goodwill acquired during the year	100,718	7,569	108,287
Balance, as of June 30, 2005	$ **166,617**	$ 24,798	$ 191,415

Information regarding other identifiable intangible assets is as follows:

	June 30,					
	2005			2004		
	Carrying Amount	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Customer relationships	**$ 109,244**	**$ (40,769)**	**$ 68,475**	$ 96,254	$ (34,886)	$ 61,368
Trade names	**4,010**	**-**	**4,010**	4,029	-	4,029
Totals	**$ 113,254**	**$ (40,769)**	**$ 72,485**	$ 100,283	$ (34,886)	$ 65,397

Trade names have been determined to have indefinite lives and are no longer amortized. Customer relationships have lives ranging from five to 20 years.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over five to ten years.

Following is an analysis of the computer software capitalized:

	Carrying Amount	Accumulated Amortization	Total
Balance, July 1, 2003	$ 18,854	$ (6,354)	$ 12,500
Acquired software	3,191	-	3,191
Capitalized development cost	4,409	-	4,409
Amortization expense	-	(1,718)	(1,718)
Balance, June 30, 2004	26,454	(8,072)	18,382
Acquired software	**6,666**	**-**	**6,666**
Disposals	**(3,580)**	**3,401**	**(179)**
Capitalized development cost	**7,846**	**-**	**7,846**
Amortization expense	**-**	**(3,227)**	**(3,227)**
Balance, June 30, 2005	**$ 37,386**	**$ (7,898)**	**$ 29,488**

Amortization expense for all intangible assets was $9,116, $6,750 and $6,169 for the fiscal years ended June 30, 2005, 2004, and 2003, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2005, is as follows::

Year	Customer Relationships	Software	Total
2006	$6,422	$3,428	$9,850
2007	5,947	3,150	9,097
2008	5,657	3,128	8,785
2009	5,563	2,694	8,257
2010	5,444	1,611	7,055

NOTE 5: LINES OF CREDIT

The Company renewed a credit line on March 22, 2005, which provides for funding of up to $8,000 and bears interest at the prime rate (6.00% at June 30, 2005). The credit line expires March 22, 2006, and is secured by $1,000 of investments. There were no outstanding amounts at June 30, 2005 or 2004.

In October 2004, the Company renewed a bank credit line that provided for funding up to $25,000 and bore interest at a variable LIBOR-based rate. At March 31, 2005, there was a 30-day note outstanding for $14,000 under such credit line. The credit line was terminated and the outstanding note of $14,000 was paid in full on April 19, 2005, using the proceeds of a loan under a new unsecured revolving bank credit facility, entered into on the same date.

The new unsecured revolving bank credit facility allows borrowing of up to $150,000, which may be increased by the Company at any time in the next three years to $225,000. The unsecured revolving bank credit facility bears interest at a rate equal to (a) LIBOR or (b) an alternate base rate (the greater of (a) the Federal Funds Rate plus ½% or (b) the Prime Rate), plus an applicable percentage in each case determined by the Company's leverage ratio. The new unsecured revolving credit line terminates April 19, 2010. At June 30, 2005, the outstanding revolving bank credit facility balance was $45,000 ($15,000 at 6.00%, $15,000 at 4.27% and $15,000 at 4.15% at June 30, 2005).

The Company paid interest of $171, $107, and $110 in 2005, 2004, and 2003, respectively.

NOTE 6: LEASE COMMITMENTS

The Company leases certain property under operating leases which expire over the next seven years. As of June 30, 2005, net future minimum lease payments under non-cancelable terms are as follows:

Years Ending June 30,	
2006	$ 3,112
2007	2,668
2008	1,910
2009	1,072
2010	583
Thereafter	277
Total	$ 9,622

Rent expense for all operating leases amounted to $4,169, $4,233, and $3,921 in 2005, 2004, and 2003, respectively.

NOTE 7: INCOME TAXES

The provision for income taxes consists of the following:

	Year ended June 30,		
	2005	2004	2003
Current:			
Federal	**$ 35,221**	$ 28,096	$ 19,001
State	**3,846**	3,706	1,453
Deferred:			
Federal	**4,982**	5,306	7,577
State	**293**	282	363
	$ 44,342	$ 37,390	$ 28,394

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	June 30,	
	2005	2004
Deferred tax assets:		
Carryforwards (operating losses)	**$ 2,797**	$ 1,094
Expense reserves (bad debts, insurance, franchise tax and vacation)	**1,481**	754
Intangible assets	**615**	583
Other, net	**866**	565
	5,759	2,996
Deferred tax liabilities:		
Accelerated tax depreciation	**(25,336)**	(22,992)
Accelerated tax amortization	**(15,163)**	(7,446)
	(40,499)	(30,438)
Net deferred tax liability	**$ (34,740)**	$ (27,442)

The deferred taxes are classified on the balance sheets as follows:

	June 30,	
	2005	2004
Deferred income taxes (current)	**$ 2,345**	$ 1,320
Deferred income taxes (long-term)	**(37,085)**	(28,762)
	$ (34,740)	$ (27,442)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

	Year Ended June 30,		
	2005	2004	2003
Computed "expected" tax expense (benefit)	**35.0%**	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**3.5%**	4.0%	2.5%
Research and development credit	**-1.5%**	-1.5%	-1.0%
	37.0%	37.5%	36.5%

Net operating loss carryforwards of $9,258 (from acquisitions) expire through the year 2024. $1,699 is available for use in the Company's June 30, 2005 federal income tax returns leaving $7,559 available for subsequent years. The Company paid income taxes of $34,891, $20,314, and $19,025 in 2005, 2004, and 2003, respectively.

The Company's federal income tax returns for the years ended June 30, 1999 – June 30, 2001 have been examined by the Internal Revenue Service ("IRS"). In connection with the examination of these returns, the IRS has proposed to disallow research & experimentation ("R&E") credits claimed on these returns. The Company has appealed this proposal, but a final determination has not yet been received. The complete disallowance of these credits would increase the Company's federal income tax liability by approximately $1,500 plus interest. The Company believes that the R&E credits claimed for these years are appropriate and has contested the disallowance of these credits. While there can be no assurance that the Company will prevail in contesting this disallowance, it believes the facts or the relevant tax law does not support any such disallowance. Consequently, the Company has not accrued any liability in connection with this matter.

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. All billings to customers are due net 30 days from date of billing. Reserves (which are insignificant at June 30, 2005 and 2004) are maintained for potential credit losses.

In addition, the Company purchases most of its computer hardware and related maintenance for resale in relation to installation of JHA software systems from two suppliers. There are a limited number of hardware suppliers for these required materials. If these relationships were terminated, it could have a significant negative impact on the future operations of the Company.

NOTE 9: STOCK OPTION PLANS

The Company currently issues options under two stock option plans: the 1996 Stock Option Plan ("1996 SOP") and the Non-Qualified Stock Option Plan ("NSOP").

1996 SOP

The 1996 SOP was adopted by the Company on October 29, 1996, for its employees. Terms and vesting periods of the options are determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to four years. Shares of common stock are reserved for issuance under this plan at the time of each grant, which must be at or above fair market value of the stock at the grant date. The options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after grant. In October 2002, the stockholders approved an increase in the number of stock options available from 13.0 million to 18.0 million shares.

On April 11, 2003, the Company granted approximately 3,670,000 stock options to approximately 2,100 full time employees, or 94% of all full time employees as of that date. The options were issued at the exercise price of $10.84 per share, which represented the fair market value of the stock as of that date and vest in two equal portions based on stock price performance or on specific dates. The two portions vested and became fully exercisable when the Company's common stock achieved a closing market price of 125% or more and 150% or more, respectively, of the exercise price for 10 consecutive trading days. Such options fully vested during the first quarter of fiscal 2004. As of June 30, 2005, there were 2,344,533 shares available for future grants under the plan from the 18,000,000 shares approved by the stockholders.

On June 29, 2005, the Board of Directors approved the immediate vesting of all stock options previously granted under the 1996 SOP that had exercise prices higher than the market price on such date (See Note 1).

NSOP

The NSOP was adopted by the Company on October 31, 1995, for its outside directors. Options are exercisable beginning six months after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. The options terminate upon surrender of the option, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant. 1,200,000 shares of common stock have been reserved for issuance under this plan with a maximum of 300,000 for each director. As of June 30, 2005, there were 445,833 shares available for future grants under the plan.

Changes in stock options outstanding are as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding July 1, 2002	10,217,569	$13.90
Granted	3,897,150	10.92
Forfeited	(313,925)	17.89
Exercised	(501,740)	7.04
Expired	1,200	6.39
Outstanding June 30, 2003	13,300,254	13.19
Granted	192,167	18.65
Forfeited	(98,391)	21.59
Exercised	(2,009,694)	10.78
Outstanding June 30, 2004	11,384,336	13.64
Granted	**224,300**	**18.56**
Forfeited	**(155,127)**	**19.70**
Exercised	**(1,687,112)**	**8.43**
Outstanding June 30, 2005	**9,766,397**	**$14.55**

For the year ended June 30, 2005, 306,027 shares and 9,624 shares were reissued from treasury stock for shares exercised in the employee stock option plan and the employee stock purchase plan (See Note 11), respectively.

For the year ended June 30, 2004, 2,009,694 shares and 37,776 shares were reissued from treasury stock for shares exercised in the employee stock option plan and the employee stock purchase plan (See Note 11), respectively.

Following is an analysis of stock options outstanding and exercisable as of June 30, 2005:

Following is an analysis of stock options outstanding and exercisable as of June 30, 2005:

Range of Exercise Prices	Shares Outstanding	Shares Exercisable	Weighted-Average Remaining Contractural Life in Years Outstanding	Weighted-Average Exercise Price Outstanding	Weighted-Average Exercise Price Exercisable
$ 3.15 - $ 9.44	1,817,817	1,817,817	2.22	$ 6.38	$ 6.38
$ 9.45 - $10.75	413,500	413,500	3.68	10.38	10.38
$10.76 - $10.84	1,848,822	1,848,822	7.78	10.84	10.84
$10.85 - $16.49	310,581	249,646	5.32	12.02	11.89
$16.50 - $16.88	3,314,210	3,314,210	4.76	16.88	16.88
$16.89 - $31.00	2,061,467	1,889,532	6.40	22.58	23.01
$ 3.15 - $31.00	9,766,397	9,533,527	5.18	$ 14.55	$ 14.51

NOTE 10: EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted net income per share:

	Year Ended June 30,								
	2005			2004			2003		
	Net Income	**Weighted Average Shares**	**Per Share Amount**	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Income Per Share:									
Net income available to common stockholders	**$ 75,501**	**90,891**	**$ 0.83**	$ 62,315	89,325	$ 0.70	$ 49,397	87,866	$ 0.56
Effect of dilutive securities:									
Stock options	**-**	**2,107**	**(0.02)**	-	2,534	(0.02)	-	1,404	(0.01)
Diluted Income Per Share:									
Net income available to common stockholders	**$ 75,501**	**92,998**	**$ 0.81**	$ 62,315	91,859	$ 0.68	$ 49,397	89,270	$ 0.55

Stock options to purchase approximately 1,791,614 shares for fiscal 2005, 1,758,583 shares for fiscal 2004, and 5,972,949 shares for fiscal 2003, were not dilutive and therefore, were not included in the computations of diluted income per common share amounts.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan in 1996. The plan allows the majority of employees the opportunity to directly purchase shares of the Company. Purchase prices for all participants are based on the closing bid price on the last business day of the month.

The Company has a defined contribution plans for its employees, the 401(k) Retirement Savings Plan (the "Plan"). The plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full time employee contributions up to 5% of compensation subject to a maximum of $5 per year. Employees must be 18 years of age and be employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $5,212, $4,487, and $4,139 for fiscal 2005, 2004, and 2003, respectively.

The Company also had an Employee Stock Ownership Plan (the "ESOP" Plan), which it terminated as of January 1, 2005 and is in the process of completing its liquidation. No contribution had been made to the ESOP Plan for any of the three most recent fiscal years.

NOTE 12: BUSINESS ACQUISITIONS

PURCHASE TRANSACTIONS

Fiscal 2005 Acquisitions:

On March 2, 2005, the Company acquired all of the membership interests in Tangent Analytics, LLC, ("Tangent"), a developer of business intelligence software systems. The purchase price for Tangent, $4,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($140) to working capital, $89 to deferred tax liability, $241 to capitalized software and $4,128 to goodwill. Contingent purchase consideration of up to $5,000 may be paid over the next three years based upon Tangent's earnings before interest, depreciation, taxes and amortization. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective January 1, 2005, the Company acquired all of the membership interests in RPM Intelligence, LLC, doing business as Stratika ("Stratika"). Stratika provides customer and product profitability solutions for financial institutions. The purchase price for Stratika, $6,241 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $9 to working capital, $156 to deferred tax liability, $422 to capitalized software and $5,963 to goodwill. Contingent purchase consideration of up to $10,000 may be paid over the next three years based upon the net operating income of Stratika. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

On December 17, 2004, the Company acquired certain assets of SERSynergy™ ("Synergy"), a division of SER Solutions, Inc. Synergy is a market leader for intelligent document management for financial institutions. The purchase price for Synergy, $34,466 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of ($3,216) to working capital, $248 to deferred tax liability, $2,541 to capitalized software, $6,145 to customer relationships, and $29,243 to goodwill. The acquired goodwill has been allocated to the bank segment and is deductible for federal income tax.

Effective December 1, 2004, the Company acquired the capital stock of TWS Systems, Inc. and three affiliated corporations (collectively "TWS"). TWS is a leading provider of image-based item processing solutions for credit unions. The purchase price for TWS, $10,885 paid in cash, was allocated to the assets and liabilities acquired, based on then estimated fair values at the acquisition date, resulting in an allocation of ($157) to working capital, $1,759 to deferred tax liability, $2,110 to capitalized software, $2,645 to customer relationships, and $7,569 to goodwill. The acquired goodwill has been allocated to the credit union segment and is non-deductible for federal income tax.

On November 23, 2004, the Company acquired the capital stock of Optinfo, Inc. ("Optinfo"). Optinfo is a leading provider of enterprise exception management software and services. The purchase price for Optinfo, $12,927 paid in cash and $2,240 of vested options to acquire common stock, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $705 to working capital, $1,346 to deferred tax asset, $156 to deferred tax liability, $421 to capitalized software, and $12,806 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired the capital stock of Verinex Technologies, Inc. ("Verinex"). Verinex is a leading developer and integrator of biometric security solutions. The purchase price for Verinex, $35,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $574 to working capital, $1,729 to deferred tax liability, $464 to capitalized software, $4,208 to customer relationships, and $31,457 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

Effective October 1, 2004, the Company acquired Select Payment Processing, Inc. ("SPP") by merger. SPP is a provider of an innovative electronic payment processing solution for financial institutions. The purchase price for SPP, $12,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $7 to working capital, $938 to deferred tax asset, $1,729 to deferred tax liability, $467 to capitalized software and $10,570 to goodwill. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

On September 1, 2004, the Company acquired Banc Insurance Services, Inc. ("BIS") in Massachusetts. BIS is a provider of turnkey outsourced insurance agency solutions for financial institutions. The purchase price for BIS, $6,700 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in an allocation of $56 to working capital and $6,549 to goodwill. Contingent purchase consideration may be paid over the next five years based upon BIS gross revenues which could result in additional allocations to goodwill of up to $13,400. The acquired goodwill has been allocated to the bank segment and is non-deductible for federal income tax.

The accompanying consolidated statements of income for the fiscal year ended June 30, 2005 and 2004 do not include any revenues and expenses related to these acquisitions prior to the respective closing dates of each acquisition. The following unaudited pro forma consolidated financial information is presented as if these acquisitions had occurred at the beginning of the periods presented. In addition, this unaudited pro forma financial information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if these acquisitions had actually occurred during those periods, or the results that may be obtained in the future as a result of these acquisitions.

Pro Forma (unaudited)	Year Ended June 30,	
	2005	2004
Revenue	**$ 553,389**	$ 503,368
Gross profit	**229,825**	201,138
Net Income	**$ 78,092**	$ 66,309
Earnings per share - diluted	**$ 0.84**	$ 0.72
Diluted Shares	**92,998**	91,859
Earnings per share - basic	**$ 0.86**	$ 0.74
Basic Shares	**90,891**	89,325

Fiscal 2004 Acquisitions

On February 2, 2004, the Company acquired all of the common stock of Yellow Hammer Software, Inc. ("YHS"). The purchase price for YHS, $19,769 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in the allocation of ($637) to working capital, $706 to capitalized software, $1,200 to customer relationships, $17,737 to goodwill and $330 to trade names. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On February 19 and April 1, 2004, the Company acquired specific assets consisting of a suite of Automated Clearing House payment products. The purchase price for ACH, $6,100 paid in cash, was allocated as follows: ($39) to working capital, $4,837 to goodwill, $1,000 to non-compete which is included in customer relationships, and $304 to capitalized software. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On May 1, 2004, the Company acquired all of the outstanding stock of e-ClassicSystems, Inc. ("e-Classic"). The purchase price for e-Classic, $15,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date, resulting in the allocation of ($7) to working capital, $1,493 to capitalized software, $990 to customer relationships, and $11,383 to goodwill. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On June 1, 2004, the Company acquired specific assets consisting of a suite of regulatory reporting products. The purchase price, $8,000 paid in cash, was allocated as follows: ($1,164) to working capital, $4,629 to goodwill, $3,852 to customer relationships and $690 to capitalized software. The acquired goodwill was allocated to the bank segment and is deductible for federal income tax.

Fiscal 2003 Acquisitions

On January 1, 2003, the Company acquired all the outstanding membership interests in National Bancorp Data Services, LLC ("NBDS"). The purchase price for NBDS, $2,100 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date resulting in allocation of $300 to working capital and $1,800 to goodwill. The acquired goodwill was allocated to the bank segment and is non-deductible for federal income tax.

On November 15, 2002, the Company acquired all the outstanding shares of Credit Union Solutions, Inc. ("CUSI"). The purchase price for CUSI, $5,000 paid in cash, was allocated to the assets and liabilities acquired based on then estimated fair values at the acquisition date. This resulted in an allocation of $97 to working capital, $2,408 to goodwill, capitalized software of $1,222 and customer contracts of $710. The acquired goodwill was allocated to the credit union segment and is non-deductible for federal income tax.

The accompanying consolidated financial statements do not include any revenues and expenses related to these acquisitions prior to their respective closing dates. Pro forma results of acquisitions completed in 2004 and 2003 were not material, therefore such amounts have not been presented.

NOTE 13: BUSINESS SEGMENT INFORMATION

The Company is a leading provider of integrated computer systems that perform data processing (available for in-house or service bureau installations) for banks and credit unions. The Company's operations are classified into two business segments: bank systems and services ("Bank") and credit union systems and services ("Credit Union"). The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenue.

	For the Year Ended June 30, 2005		
	Bank	**Credit Union**	**Total**
REVENUE			
License	$ 53,563	$ 28,811	**$ 82,374**
Support and service	305,696	58,380	**364,076**
Hardware	69,436	19,977	**89,413**
Total	**428,695**	**107,168**	**535,863**
COST OF SALES			
Cost of license	2,402	3,145	**5,547**
Cost of support and service	196,140	47,957	**244,097**
Cost of hardware	48,361	15,408	**63,769**
Total	**246,903**	**66,510**	**313,413**
GROSS PROFIT	**$ 181,792**	**$ 40,658**	**$ 222,450**

	For the Year Ended June 30, 2004		
	Bank	Credit Union	Total
REVENUE			
License	$ 38,338	$ 24,255	$ 62,593
Support and service	268,249	43,038	311,287
Hardware	75,497	18,038	93,535
Total	382,084	85,331	467,415
COST OF SALES			
Cost of license	2,444	2,294	4,738
Cost of support and service	171,359	36,371	207,730
Cost of hardware	53,635	13,334	66,969
Total	227,438	51,999	279,437
GROSS PROFIT	$ 154,646	$ 33,332	$ 187,978

	For the Year Ended June 30, 2003		
	Bank	Credit Union	Total
REVENUE			
License	$ 29,275	$ 19,009	$ 48,284
Support and service	234,095	26,357	260,452
Hardware	79,757	16,134	95,891
Total	343,127	61,500	404,627
COST OF SALES			
Cost of license	1,834	2,056	3,890
Cost of support and service	148,921	29,335	178,256
Cost of hardware	57,377	11,768	69,145
Total	208,132	43,159	251,291
GROSS PROFIT	$ 134,995	$ 18,341	$ 153,336

	For the Year Ended June 30,		
	2005	2004	2003
Depreciation expense, net			
Bank systems and services	**$ 27,248**	$ 25,970	$ 23,370
Credit Unions systems and services	**2,547**	820	655
Total	**$ 29,795**	$ 26,790	$ 24,025
Amortization expense, net			
Bank systems and services	**$ 7,356**	$ 5,301	$ 4,787
Credit Unions systems and services	**1,760**	1,449	1,382
Total	**$ 9,116**	$ 6,750	$ 6,169
Capital expenditures, net			
Bank systems and services	**$ 49,360**	$ 23,505	$ 45,759
Credit Unions systems and services	**8,686**	25,636	199
Total	**$ 58,046**	$ 49,141	$ 45,958

	For the Year Ended June 30,	
	2005	2004
Property and equipment, net		
Bank systems and services	**$ 208,541**	$ 187,242
Credit Unions systems and services	**34,650**	27,858
Total	**$ 243,191**	$ 215,100
Identified intangible assets, net		
Bank systems and services	**$ 238,503**	$ 125,650
Credit Unions systems and services	**50,575**	41,257
Total	**$ 289,078**	$ 166,907

The Company has not disclosed any additional asset information by segment, as the information is not produced internally and its preparation is impracticable.

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2005				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 19,551	$ 22,148	$ 20,943	$ 19,732	$ 82,374
Support and service	83,648	87,726	92,509	100,193	364,076
Hardware	20,897	26,086	20,930	21,500	89,413
Total	**124,096**	**135,960**	**134,382**	**141,425**	**535,863**
COST OF SALES					
Cost of license	1,609	1,734	1,085	1,119	5,547
Cost of support and service	56,030	60,946	61,436	65,685	244,097
Cost of hardware	15,895	18,531	14,584	14,759	63,769
Total	**73,534**	**81,211**	**77,105**	**81,563**	**313,413**
GROSS PROFIT	**50,562**	**54,749**	**57,277**	**59,862**	**222,450**
OPERATING EXPENSES					
Selling and marketing	10,732	11,920	11,598	12,380	46,630
Research and development	6,142	6,741	7,738	7,043	27,664
General and administrative	7,465	8,127	6,915	6,580	29,087
Total	**24,339**	**26,788**	**26,251**	**26,003**	**103,381**
OPERATING INCOME	**26,223**	**27,961**	**31,026**	**33,859**	**119,069**
INTEREST INCOME (EXPENSE)					
Interest income	459	359	171	173	1,162
Interest expense	(3)	(14)	(110)	(261)	(388)
Total	**456**	**345**	**61**	**(88)**	**774**
INCOME BEFORE INCOME TAXES	**26,679**	**28,306**	**31,087**	**33,771**	**119,843**
PROVISION FOR INCOME TAXES	**10,005**	**10,614**	**11,658**	**12,065**	**44,342**
NET INCOME	**$ 16,674**	**$ 17,692**	**$ 19,429**	**$ 21,706**	**$ 75,501**
Diluted net income per share	**$ 0.18**	**$ 0.19**	**$ 0.21**	**$ 0.23**	**$ 0.81**
Diluted weighted average shares outstanding	**92,485**	**92,957**	**93,421**	**93,127**	**92,998**
Basic net income per share	**$ 0.18**	**$ 0.20**	**$ 0.21**	**$ 0.24**	**$ 0.83**
Basic weighted average shares outstanding	**90,286**	**90,650**	**91,212**	**91,414**	**90,891**

QUARTERLY FINANCIAL INFORMATION (unaudited)

	For the Year Ended June 30, 2004				
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
REVENUE					
License	$ 12,960	$ 12,400	$ 15,343	$ 21,890	$ 62,593
Support and service	72,524	76,717	78,353	83,693	311,287
Hardware	23,456	23,613	26,012	20,454	93,535
Total	108,940	112,730	119,708	126,037	467,415
COST OF SALES					
Cost of license	913	252	1,131	2,442	4,738
Cost of support and service	49,049	51,696	52,073	54,912	207,730
Cost of hardware	16,321	16,073	19,185	15,390	66,969
Total	66,283	68,021	72,389	72,744	279,437
GROSS PROFIT	42,657	44,709	47,319	53,293	187,978
OPERATING EXPENSES					
Selling and marketing	8,772	8,531	8,634	10,027	35,964
Research and development	5,319	5,912	6,344	6,099	23,674
General and administrative	7,005	7,673	6,842	8,014	29,534
Total	21,096	22,116	21,820	24,140	89,172
OPERATING INCOME	21,561	22,593	25,499	29,153	98,806
INTEREST INCOME (EXPENSE)					
Interest income	287	281	248	190	1,006
Interest expense	(26)	(3)	(52)	(26)	(107)
Total	261	278	196	164	899
INCOME BEFORE INCOME TAXES	21,822	22,871	25,695	29,317	99,705
PROVISION FOR INCOME TAXES	7,965	8,348	9,379	11,698	37,390
NET INCOME	$ 13,857	$ 14,523	$ 16,316	$ 17,619	$ 62,315
Diluted net income per share	$ 0.15	$ 0.16	$ 0.18	$ 0.19	$ 0.68
Diluted weighted average shares outstanding	91,069	92,000	92,077	92,291	91,859
Basic net income per share	$ 0.16	$ 0.16	$ 0.18	$ 0.20	$ 0.70
Basic weighted average shares outstanding	88,515	89,231	89,654	89,899	89,325

BOARD OF DIRECTORS

Michael E. Henry
Chairman

John W. "Jack" Henry
Vice Chairman and Senior Vice President

Jerry D. Hall
Executive Vice President

James J. Ellis*
Managing Partner, Ellis/Rosier Financial Services
Dallas, TX

Joseph J. Maliekel*
Director of External Reporting, Monsanto Company
St. Louis, MO

Craig R. Curry*
Chairman and Chief Executive Officer, Central Bank
Lebanon, MO

Wesley A. Brown
Managing Director and President, St. Charles Capital, LLC.
Denver, CO

*Member of Audit, Governance and Compensation Committees

EXECUTIVE OFFICERS

Michael E. Henry
Chairman

John W. "Jack" Henry
Vice Chairman and Senior Vice President

Jerry D. Hall
Executive Vice President

John F. "Jack" Prim
Chief Executive Officer

Tony L. Wormington
President

Kevin D. Williams
Chief Financial Officer and Treasurer

Marguerite P. Butterworth
Vice President

ANNUAL MEETING

The annual meeting of shareholders will be held at 11:00 a.m. Central on November 1, 2005 at Jack Henry Corporate Headquarters, Monett, MO.

Form 10-K
A copy of the Company's Form 10-K is available upon request to the Chief Financial officer at the corporate address or from our website at www.jackhenry.com/IR/.

Transfer Agent and Registrar
UMB Bank, N.A.
P.O. Box 410064
Kansas City, MO 64141-0064
816-860-7786

jack henry
& ASSOCIATES INC.

jack henry
& ASSOCIATES INC.

663 Highway 60, PO Box 807
Monett, MO 65708

Phone: 417.235.6652
Fax: 417.235.4281

www.jackhenry.com